Exhibit 2-C

CONTRACT FOR THE RENTAL OF PROPERTY AND EQUIPMENT (DISTRIBUTED GENERATION SYSTEMS - DGS) THAT BETWEEN THEMSELVES CELEBRATE ALEXANDRIA INDÚSTRIA DE GERADORES S/A AND CONDOMÍNIO SHOPPING DA HABITAÇÃO - CASASHOPPING

By means of this instrument, on the one hand:

(i)	ALEXANDRIA INDÚSTRIA DE GERADORES S/A., a legal entity under private law, registered with CNPJ n° 28.839.121/0001-40, headquartered in the city of Curitiba, State of Paraná, in the Campo Comprido Neighborhood, at Rua Dep. Heitor Alencar Furtado n° 3350, Sala 161, Brazil, CEP 81.200-528, in this act represented by its president Alexandre Torres Brandão, Brazilian, married, mechanical engineer, holder of Identity Card RG No. 7059060-3, registered in CPF/mf under no. 075.081.009-21, in accordance with their respective constitutive acts ("LESSOR")

and on the other hand:

(ii)	CONDOMÍNIO SHOPPING DA HABITAÇÃO - CASASHOPPING, legal entity of private law, registered in CNPJ / MF under no. 29. 273th. 687/0001-10, headquartered at Av. Ayrton Senna, 2150 Bloco K Cobertura, Barra da Tijuca, Rio de Janeiro, RJ, CEP 22.775-900, according to the terms provided for in their respective constitutive acts ("LESSEE")

LESSOR AND LESSEE hereinafter referred to in isolation as "Party" and, together, as "Parties";

WHEREAS:

(I) THE LESSEE is a condominium of shops and commercial rooms and energy consumer and seeks to reduce its cost with the payment of energy bills, through its own production, through generating units framed as Distributed Generation, which will be associated with the Consumer Units owned by the LESSEE for the purposes of registration in the Electric Energy Compensation System, hereinafter referred to as the SYSTEM, subject to the requirements set forth in Normative Resolution No.: 482/2012, of the National Electric Energy Agency - ANEEL ("ANEEL");

(II) LESSOR has full knowledge of the regulation of the electricity sector applicable to distributed generation, pursuant to Normative Resolution No.: 482/2012; Module 3 of the Electric Power Distribution Procedures in the National Electric System - PRODIST; as well as the other applicable regulations;

(III) the rental of the property and the equipment installed therein will have a period of 120 (one hundred and twenty) months from the date of start of use of energy credits through the compensation system in the form of ANEEL Normative Resolution No.: 482/2012 by the LESSEE, as established in this instrument, and will be made by payment, by the LESSEE, of the Rent, which represents the entire consideration necessary to remunerate the RENTAL LESSOR for the use and enjoyment of the property and the equipment that makes up the Distributed Generation System ("DGS").

RESOLVE, by common agreement, to enter into this Property and Equipment Rental Agreement (Distributed Generation Systems - DGS) ("Contract"), in accordance with the following clauses, terms and conditions:

1. DEFINITIONS AND INTERPRETATION

1.1 The following annexes, duly initialed by the Parties, are part of this Agreement:

(i) Annex I - List of the tenant's consumer units LESSEE that will be served by the DGS according to the rules stipulated in this Agreement;

(ii) Annex II - Technical Specification of DGS;

(ii) Annex III - Certificate of the RGI of the Property.

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1.2 References to any document or other instruments include all its changes, substitutions and consolidations and their complementation, unless expressly provided differently or if the context so indicates.

1.3 DGS (Distributed Generation Systems) includes all the equipment necessary for the generation of electricity by the Itaguaí II Power Plant ("Plant") and connection to the distribution system of the local concessionaire, according to Annex II.

2. OF THE OBJECT

2.1. The purpose of this Agreement is to lease the Property and the DGS by the LESSOR to the LESSEE, for the period established in Clause 3.

2.1.1. THE LESSOR is a legitimate owner of a portion of the property located on Estrada RJ 99, nº 704, Bairro Piranema, Itaguaí / RJ, registered in Registration no. 14.285.

2.1.2. In this act and in the best form of law, LESSOR leases part of the property described above and characterized to the LESSEE (together, the "Property"), where the DGS will be installed.

2.1.3. The DGS are intended for the own consumption, by the LESSEE, of electricity that will be compensated in other units of consumption owned by the LESSEE, in accordance with the legislation in force.

2.1.4. For the purposes of fulfilling the object of this Agreement, LESSOR will make available to the LESSEE the equipment that composes the DGSs listed in Annex II in conditions of prompt and full operation.

3.	OF THE RENTAL PERIOD

3.1. This Agreement shall be valid from the date of its subscription, and the lease is valid for 120 (one hundred and twenty) months from the date of commencement of the compensation of energy credits by the LESSEE in accordance with the legislation in force ("Rental Period").”).

3.1.1.	Nevertheless, the Parties adjust that these are resolving conditions of this Agreement (i) the non-availability of the DGS and/or (ii) their non-framework with the Local Energy Concessionaire as Distributed Generation, within six (6) months from the date of signature of this Agreement.

3.1.2.	If (i) the availability of the DGS within the period agreed and/or (ii) its framework with the Local Energy Concessionaire are not implemented within 6 (six) months of the signing of this Agreement, the LESSEE will be entitled to a moratorium fine linked to the economic benefit of the project, totaling the maximum period of 9 (nine) months for the effective viability of the project.

3.1.2.1.	If THE LESSOR has no means of complying with them within 180 (one hundred and eighty) days from the end of the 9 (nine) months originally provided for in clause 3.1.2 above, unless agreed by the parties in the different sense, this Agreement shall be deemed terminated, regardless of judicial or extrajudicial notice, subject to the terms of clause 3.1.3 and 8 of this Agreement.

3.1.3.	The non-occurrence or delay in the availability of the DGS and / or its classification with the Local Energy Concessionaire as a result of acts by third parties on which the LESSOR does not have interference, such as, but not limited to, delays arising from environmental agencies , archaeological and regulatory, provided that the LESSOR's diligence in resolving the obstacles is proven and provided that it has not proven to have contributed to the occurrence of such delays, it will exempt the LESSOR from any liability, penalty or indemnity of any nature.

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3.1.3.1.	In the event of the provisions of clause 3.1.3 above, the schedule shall be revised, appropriate and postponed in a number of days equal to or greater than the aforementioned delay of the corresponding bodies or institutions.

3.2. The DGS must be delivered by the LESSOR on the date agreed in perfect conditions of use, as described in Annex II, which will also serve as a survey report for the purpose of proving the state of the leased thing.

3.3. At the end of the Rental Period, the DGSs will be returned immediately to the LESSOR, which may freely enjoy it

4. RENT AMOUNT

4.1. After the beginning of the term count in accordance with clause 3.1 above, the LESSEE will pay monthly to the LESSOR, as Rent of the DGS, the following fixed amount:

VLmês = R$ 69,119.00 (sixty-nine thousand one hundred and nineteen reais)

4.2. The Rental Amount will be charged monthly to the LESSEE by issuing a Collection Document, which may be Bank slip.

4.2.1. The Billing Document will be due on the last business day of the following month and must be paid in one installment, through TED in the bank account held by the LESSOR, namely: Banco Itaú, Branch 0255, Account 08877-5.

4.3. Any non-receipt of the collection document by the LESSEE until the 15th (fifteenth) business day of the current month will result in the postponement of the Due Date provided for in clause 4.2.1 above.

4.4. Any taxes or legal charges created, amended or terminated, incidents directly on the subject matter of this Agreement and other documents that incorporate it, when occurring after the date of signing the Agreement, of proven and relevant direct repercussion on the prices of this Agreement, shall imply the revision of these for more or less, as the case may be.

4.4.1.	Each Party shall be responsible for the payment of taxes to which they may be obliged under Brazilian law.

4.4.2.	The LESSOR shall reimburse the LESSEE for any and all tax assessments drawn up by the federal, state or municipal tax authorities, in relation to taxes, fines and moratorium increases, which are imposed on him due to non-collection of taxes or non-compliance with ancillary obligations arising from the contracted object, as a principal taxpayer, substitute, joint or responsible, being already the LESSEE authorized to make the payment of any assessments, charges, charges, notifications or similar, that have promoted against you, being guaranteed the right to immediate reimbursement, by the LESSOR, of all the amount spent, in a single installment, within a maximum of 10 (ten) calendar days counted from the notification of the LESSEE in this sense.

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4.5. In the first year of validity of this Agreement the Parties agree that the rent amount will be adjusted on December 31, 2020,by the positive cumulative variation of the Broad Consumer Price Index, IPCA/IBGE or, failing that, by any other official index that replaces it, provided that it is agreed between the Parties, considering the period between the date of the start of the operation of the DGS and December 31, 2020. From the second year, the adjustment will always be carried out every 12 (twelve) months, in December by the same index of the previous year.

4.6. By virtue of the nature of the Agreement, the Parties agree that the Rent, adjusted in the form defined above, is sufficient and necessary to remunerate the LESSOR throughout the contracted period and waive reciprocally and in advance the right to review the value of the rents during the entire term of the lease, which shall be readjusted only as described in Clause 4.5 above.

4.7. The delay is characterized when the LESSEE, through his sole fault, ceases to settle any undisputed charges, under the terms of this Agreement, in full, until the Due Date. In the event of late payment by the LESSEE of any sum arising from the charges issued on the basis of this Agreement on the amounts of the amounts due, the accruals calculated as provided below will be increased:

a) Fine of 2% (two percent) applied on the amount of the debt;

b) The overdue amount shall include interest on arrears equivalent to 1% (one percent) per month, calculated pro rata die, for the period between the default date and the date of actual payment, inclusive;

c) On the total calculated resulting from the application of item (b) above will focus monetary update, calculated pro rata die by the variation by the IPCA, for the period between the due date and the date of effective payment, including, and for periods in which there is no official disclosure of the index will be adopted the amount corresponding to the index of the previous month.

5. PAYMENT GUARANTEE

5.1. The LESSOR does not require the presentation of payment guarantee by the LESSEE.

6. OF THE OBLIGATIONS OF THE PARTIES

6.1. Without prejudice to the other obligations provided for in the Agreement, the LESSOR's obligations are:

a)	Strictly observe and comply with all applicable laws applicable to its business and/or activities to be performed under this Agreement, and the sole responsibility of THE LESSOR is the consequences arising from non-compliance with applicable law, as well as all costs for its service, which must be included in the overall price of the Agreement, and the LESSEE is not responsible for any additional cost;

b)	Obtain and maintain valid and in force, throughout the term of the Agreement, the insurance policies necessary to cover the risks of making the DGS, as well as all licenses and authorizations of their responsibility and related to the activities of making available the DGSs, as well as all those of their responsibility necessary to fulfill the obligations assumed in the Agreement, and, whenever requested, submit, without any burden, the respective documentation to the LESSEE.

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b.1) The LESSOR undertakes to maintain the liability and cross-liability insurance policy in the amount of R$1,000,000.00 (one million reais), the premium being and any deductible related to the insurance policy of exclusive responsibility of THE LESSOR. The Policy shall consider the following coverage: (a) Civil Liability Provision of Services in Third Party Locations; and (b) The Employer's Civil Liability, comprising death and/or total disability of employees/employees hired by LESSOR;

c)	Ensure the delivery of the Property and the DGS free and cleared of any impediments and in full technical conditions of operation and operation, in order to allow its characterization as a consumer unit of the LESSEE;

d)	Obtain, as attorney of the LESSEE, the connection to the Local Concessionaire on behalf of the LESSEE following the rules and guidance of the same and, as applicable, provide the equipment and systems necessary for the realization of this connection;

e)	Inform the LESSEE, within a maximum period of 72 (seventy-two) hours from the date of knowledge of the event, about any events of any nature that may pose a threat to the full and punctual fulfillment of the obligations assumed in the Agreement;

f)	Respond, without additional burden to the LESSEE, for any losses and damages, regardless of their nature, resulting from action or omission, including negligence, malpractice, recklessness or negligence, casual or intentional, duly proven to have been caused to any equipment and facilities of the DGS and / or third parties, by their staff or due to errors or failures in the performance of the services covered by this Agreement, as well as their management;

g)	Comply with all relevant federal, state and municipal laws and determinations in force during the performance of the Agreement;

h)	Protect and preserve the environment, as well as prevent and eradicate environmentally harmful practices, executing the Agreement in compliance with applicable current legislation, especially with regard to the National Environmental Policy and Environmental Crimes, as well as the applicable legal, normative and administrative acts related to the environmental and related area, emanating from the federal, state and municipal spheres , such as the guidelines and regulatory standards of all organs of the National Environment System - SISNAMA, mainly regarding the minimization of environmental risks, the control of emissions of pollutants and the deposit of hazardous waste, and to be responsible for the legal burden stemming from the non-compliance with the provisions of this item;

i)	In the event of the need to remove equipment and possible recomposition of the areas necessary to the original state, be fully and exclusively responsible for all actions for the complete fulfillment of such requirements, keeping the LESSEE safe and clear of any claims, claims or claims related to such facts, including third parties;

j)	Take responsibility for the safety, integrity and operationality of THE DGS;

k)	Allow access and cooperate with operators and maintainers hired for operations of THE DGSs that are not of its staff;

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l)	Be present, at any time, at the request of the LESSEE and as applicable, the technical responsible of THE LESSOR for the joint analysis of all activities subject to this Agreement and that may relate to the operation of the DGS;

m)	Perform the cleaning of the Property and remove from the premises of the LESSEE all the unused material, properly packaged;

n)	Ensure the veracity of the information provided for the performance of this contract, assuming, from now on, the responsibility and any damage caused by the inaccuracy, absence or inveracity of such information;

o)	Assume the costs arising from any investments necessary for the connection with the Local Concessionaire;

6.2. Without prejudice to the other obligations set forth in the Agreement, the LESSEE's obligations are:

a)	Grant the LESSOR a power of attorney for the representation of the LESSEE before third parties and public agencies, with the exclusive purpose of performing the services provided for in this Agreement and keep it valid for all contractual period, renewing it whenever necessary;

b)	Enter into contracts with the local energy distributor required by industry regulation and keep them in force for the entire term of this Agreement;

c)	Pay the Rent due on time for the rental of the DGS, in accordance with the terms and conditions of this Agreement;

d)	Make available the LESSOR access to the DGS;

e)	Do not allocate the energy generated by the DGS for any purpose other than compensation with their own consumer units, in accordance with the current regulations, unless otherwise agreed with the LESSOR;

f)	Refund the DGSs at the end of the Contract;

g)	Provide the required legal and regulatory information and documents for THE LESSOR to obtain and maintain valid and enforceable applicable licenses;

h)	Make payments due to the Local Power Utility, including: (i) the cost of availability; (ii) demand; and (iii) fees and charges of your liability, as applicable.

7. THE RESPONSIBILITY OF THE PARTIES

7.1. THE LESSOR shall keep the LESSEE unscathed by any obligation assigned to it due to the DGS, the land used, the execution of this Agreement and the implementation of the DGS, LESSOR must reimburse the LESSEE, in full, including by means of additional indemnification, due to any fine, penalty or penalty that is imputed to it, including, but not limited to, all costs proven for its defense in any administrative procedures and / or legal proceedings, provided that the fact follows any of these aspects, including, but not limited to, the implementation, maintenance and operation of the DGS.

7.2. LESSOR shall keep the LESSEE unscathed and reimburse him, in full and to the extent of its liability, for any and all damages and/or losses caused in the following cases:

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a)	ANEEL considers that the DGSs do not comply with the provisions of the current regulations, and have been imposing a fine and/or penalty on the LESSEE, including, but not limited to those provided for in ANEEL Normative Resolution No.: 846/2019 and ANEEL Normative Resolution No.: 414/2010, provided that the fact results from failures of a strictly technical operational nature for the correct functioning of the GGDs, related to the execution of this Contract, that is, the maintenance and/or operation of the GDS, and also:

b)	Arising from any non-compliance with labor, civil, social and environmental obligations;

c)	Losses, charges, liens, arrests, requests for unavailability or equivalent constrictions, encumbrances and/or expenses related to claims, proceedings and any disputes brought by, on behalf of or involving the LESSEE and that are related to facts, events and/or circumstances subject to this Agreement and arising from obligations assumed by THE LESSOR;

d)	Any damages caused by the LESSOR to the LESSEE, arising from the action or omission of its employees and agents of the LESSOR, in the provision of the DGS;

e)	Any loss that the DGS may, possibly, cause to the LESSEE, to third parties or to the transmission and distribution network of the Local Concessionaires.

7.3. Liability for regulatory and tax/tax obligations arising from the Agreements shall be assumed by each Party, in accordance with and to the extent of their respective responsibilities under the Agreements.

7.3.1.	The LESSOR shall reimburse the LESSEE for any and all tax assessments drawn up by the federal, state or municipal tax authorities, in relation to taxes, fines and moratorium increases, which are imposed on him due to non-collection of taxes or non-compliance with ancillary obligations arising from the contracted object, as a principal taxpayer, substitute, joint and several or responsible, being already the LESSEE authorized to make the payment of any assessments, charges, charges, notifications or similar, that have promoted against him, being guaranteed the right to immediate reimbursement, by the LESSOR, of all the amount spent, in a single installment, within a maximum of 5 (five) days from the notification of the LESSEE in this regard.

7.4. The LESSOR shall be responsible, directly or regressively, solely and exclusively, for the employment contracts of its employees, fully bearing the resulting salaries, labor, insurance and social security charges, which are levied or which will be levied directly or indirectly on the cost of labor, also responding for any labor defaults in which it may be incurred, and the LESSEE's solidarity or subsidiarity cannot be argued, therefore, there is no employment link between the LESSOR's employees, agents, contractors and / or subcontractors, maintaining the LESSEE unscathed by any and all obligations attributed to him due to the DGS operation, and the LESSOR shall fully reimburse the LESSEE, due to any fine, penalty or sanction that will be imputed to him after being final and unappealable, including, but not limited to, limiting itself to reasonable costs for its defense in any administrative procedures rations and / or lawsuits, cases in which the LESSEE must immediately inform the LESSOR upon his service in order to enable it to integrate the passive pole of the demand, to present its considerations, guarantee the judgment (if and when applicable ) and directly bear any possible judicial condemnation arising therefrom.

7.5. Obligations to maintain and disclaim liability and to recompose property in this Agreement include, but are not limited to imposing on the Party having the duty to indemnify ("Responsible Party") the duty to: (i) take all lawful measures, objectively possible and necessary to replace the party entitled to indemnification ("Indemnified Party") and/or to prevent the Indemnified Party from any proceedings, proceedings or disputes initiated against the Indemnified Party by any party, extraordinary procedural substitutes in any capacity, legitimized, by competent regulatory authorities or processes or procedures that have cause to seek or object related to any facts, events and/or circumstances subject to this Agreement; (ii) assume the defense or, at the discretion of the Indemnified Party, bear all expenses arising from the defense of the Indemnified Party in any and all claims of third parties, and it is certain that in any event (ii.a) it shall refrain and cause all to abstain, to assign responsibility to the Indemnified Party; and (ii.b) submit, at least two (2) days in advance, to the approval of the Indemnified Party, which shall not be unreasonably denied, any petition, reasoned or communication to be submitted; (iii) directly pay for or reimburse the Indemnified Party for the proven and reasonable amounts paid as a result of irrevocable administrative and/or judicial orders and/or convictions, including penalties, in connection with third party claims; (iv) reimburse the Indemnified Party for reasonable expenses proven to be borne in relation to the demands of third parties; and (v) take all necessary measures to present, maintain and/or enforce guarantees, securities, guarantees or equivalent ("Guarantees") or to have third parties present, maintain and/or enforce Guarantees, on behalf of the Indemnified Party in third party's claims.

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7.6. It is adjusted between the Parties that both LESSOR and LESEE will be liable for the direct damages that are proven to cause the Opposing Party, which are related to the execution of the Distributed Generation project and shall not in any case answer for indirect damages.

8. PENALTIES, DEFAULT AND TERMINATION

8.1. This Agreement may be settled in the following cases:

8.1.1.	Provided that without fault of either party, there are hypotheses in which there will be no imposition of any burden or penalties for early resolution:

a)	In the event that the Government extinguishes the energy credit compensation system established in Res. 482/2012 ANEEL and does not replace it with another similar one that can be used by the LESSEE;

b)	Failure to fit or disqualify the project as a generation distributed by the local distributor or by ANEEL, except by the LESSOR's responsibility in providing its service;

c)	In the event of a fortuitous event or force majeure, duly proven, preventing the performance of the Contract for more than 90 (ninety) days.

d)	Delay in the beginning of the start date of use of energy credits through the compensation system in the form of ANEEL Normative Resolution No.: 482/2012 for a period exceeding nine (09) months from this date for reasons not attributable to the conduct of either Party;

8.1.2.	If this Agreement is resolved by either Party for any of the following reasons, the Party that is at its fault as a cause of the contractual termination shall be obliged to pay the other Party the penalty provided for in Clause 8.4:

a)	Protocol of application by the other Party for judicial or extrajudicial recovery, regardless of whether judicial approval has been obtained; application for judicial or extrajudicial liquidation, regardless of the approval of the processing or, also, application for self-bankruptcy or decree of bankruptcy;

b)	Delay in payment of rent or charges, if the default is not remedied within forty-five (45) days of receipt of notification by the defaulting Party;

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c)	In the event of assignment or transfer of the contract in disagreement with that set forth in Clause 11;

d)	If the LESSOR does not renew/extend the tenant's environmental license(s) LESSEE before the competent environmental agency(s), including, but not limited to, any loss of time for compliance with the obligations;

e)	In the event of the resolution conditions provided for in Clause 3.1.1, within the time limits laid down in Clauses 3.1.2 and 3.1.3;

f)	Non-framing or non-framing of the project as a generation distributed by the local distributor or ANEEL, provided that the fact results from project failures and/or project execution, as well as any other problems of a strictly technical operational nature for the proper functioning of DGS, related to the execution of this Agreement and/or the implementation, maintenance and/or operation of the DGS;

g)	In other cases of non-compliance with the obligations assumed by the Party that are not remedied within forty-five (45) days of receipt of notification for such purpose;

h)	In the event of a social change or change in the corporate structure of LESSOR that will impair the performance of this Agreement, at the discretion of the LESSEE.

8.2. Termination of this Agreement does not release Parties from obligations due until the date of termination and confidentiality obligations, which will remain in effect for a period of 2 (two) years from the termination of the Agreement, and will not affect or limit any rights that , expressly or by its nature, must remain in force after the resolution or resulting from it.

8.3. In the event of the contractual termination due to the LESSOR's fault, the LESSOR shall bear, in addition to the penalty established in Clause 8.4 with supplementary indemnity for the purposes of complying with the provisions of clause 7, as well as to reimburse the LESSEE with any additional costs that the LESSEE has spent with the Local Distribution Concessionaire, for the purposes of complying with this Agreement, until the effective termination.

8.4. The Party that, by action or omission, gives rise to the termination of this Agreement shall be obliged to pay the defaulting Party within thirty (30) days of the date of receipt of the notice of termination, compensatory penalty, without prejudice to additional indemnification, to be calculated as described below:

8.4.1.	In the event that the LESSOR has caused the termination of this Agreement after the beginning of the commercial operation of the DGS, the LESSEE shall be entitled to receive a compensatory fine, to be calculated as follows:

Contractual fine = 1 x Economic Benefit x 6

Where: Economic Benefit (R$) = value of the monthly economic benefit of the contract to the LESSEE, according to the discount in relation to the captive market earned in the month prior to the resolution.

8.4.2.	In the event that THE LESSOR has caused the termination of this Agreement before the provision of the DGS, the LESSEE shall be entitled to receive a compensatory fine, to be calculated as follows:

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Contractual fine = 1 x Economic Benefit x 2

Where: Economic Benefit (R$) = value of the expected monthly economic benefit of the contract for the LESSEE, according to the discount in relation to the captive market earned in the month prior to the resolution.

8.4.3.	In the event that the LESSEE has caused the termination of this Agreement, compensatory fine to be calculated based on the following formula:

Contractual Fine = 0,44 x Rent x Months

Where:

Rent (R$) = amount in force in the month of termination

Months = number of months remaining for the end of the Contract Rental Period.

8.5. The contractual termination and application of the penalty provided for in Item 8.4 shall be preceded by Prior Notice within a period of not less than 45 (forty-five) days, so that only if the Infringing Party does not regularize the contractual default within this period, it may proceed with the contractual termination and application of the penalty.

9. OF THE STATEMENTS AND GUARANTEES

9.1. Each Party declares and warrants that the following representations and warranties are valid, correct and complete on this date and shall keep them valid for the entire duration of this Agreement:

a)	Strictly observes and complies with all applicable laws applicable to your business and/or activities to be performed pursuant to this Agreement;

b)	observe the code of ethics of each Party, of which they declare to be aware and expressly agree;

c)	The veracity of the information provided for compliance with this Agreement, assuming, from now on, the responsibility and any damages caused by the inaccuracy, absence or inveracity of such information;

d)	It is a company duly constituted and validly existing in accordance with the laws of Brazil, with all the powers and corporate authorizations to conduct its business as currently conducted and to hold the assets and assets herein held;

e)	It has the financial capacity to comply with the obligations established herein, as well as for the practice of all operations contemplated herein; And

f)	This Agreement constitutes a valid and binding obligation, in accordance with the terms of this Agreement. The signing and performance of this Agreement is not subject to prior authorization, approval and/or prior consent of any nature arising out of any provision or provision of any agreement or contract to which THE LESSOR is a party to or by reason of law, process or court order, or any reason.

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10. FORTUITOUS CASE OR FORCE MAJEURE

10.1. If one of the Parties is unable to comply with any of its obligations, due to fortuitous event or force majeure as provided in the Brazilian Civil Code, the Agreement shall remain in force, but the Party affected by the event shall not be liable for the consequences of non-compliance with its obligations during the duration of the event and in proportion to its effects.

10.2. The Party affected by an event that is proven to characterize the fortuitous event or force majeure will report to the other, no later than seventy-two hours, of the circumstances of the event, detailing its nature, when possible the expectation of time for it to fulfill the obligation reached and other information that is pertinent, in addition to regularly renewing the same information.

10.3. Either Party may give this Agreement for a change, without the penalties provided for in Clause 8, in the event that the effects of the fortuitous case and force majeure last for more than 90 (ninety) days.

11. OF THE CONTRACTUAL ASSIGNMENT

11.1. Neither Party may assign or transfer to third parties, in whole or in part, its rights and obligations arising out of this Agreement, without express and written agreement of the other Party.

11.2. Immediately, the parties agree that LESSOR may assign in full the rights and obligations assumed in this Agreement to ENERGEA GERACAO DISTRIBUIDA DE ENERGIA DO BRASIL S.A., a legal entity governed by private law registered in CNPJ under n. 24.103.761/0001-37, or other company of the same economic group of this.

12. CONFIDENTIALITY

12.1. The Parties acknowledge that during the term and performance of this Agreement they shall have access to confidential information of the other Party and therefore undertake, for the duration of this Agreement and after its termination, to:

12.1.1.	Maintain absolute secrecy about any and all confidential information of the other Party, obtained as a result of the negotiations that resulted in this Agreement and/or the course of its execution, committing not to disclose it to any person, other than a member of the team involved in the activities relating to the object contracted, without the prior and express authorization of the other Party, except in the case of request by competent authority;

12.1.2.	Do not use the information considered confidential in any case not related to the execution of the contracted object and take all necessary measures to prevent unauthorized exposure or use of confidential information by persons not prior to and expressly authorized in writing by the other Party;

12.1.3.	Give immediate notice to the other Party of any unauthorized uses or exposures of confidential information, contributing to its best efforts to curb such uses or unauthorized exposure of its confidential information.

12.2. For the purposes of this Agreement, confidential information, inventions, discoveries, ideas, concepts, know-how, techniques, methodologies, designs, specifications, drawings, diagrams, models, samples, data, statistical results, algorithms, source codes, computer programs, disks, floppy disks, tapes, storage media in general, marketing plans, and other technical, strategic, operational, technological, financial or commercial and industrial property information, consumer property addresses, consumption histories; not excluding others, including verbal, not mentioned herein, of similar private content and restricted knowledge or arising from the expertise of each Party.

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12.3. Confidential information shall not be considered: (i) those already in the public domain; (ii) information received from another source, provided that this source is not in breach of any obligation of confidentiality upon disclosure of such information, (iii) that information disclosed by reason of a court order or legal determination, (iv) that is already known to the Party before it was disclosed, or (v) has its disclosure approved in writing by the Party holding it.

12.4. The confidentiality and confidentiality obligations set forth in the Above Clause shall bind the Parties during the term of this Agreement and shall continue in the event of termination, regardless of the reason for which it may occur, for a period of 02 (two) years. Failure to comply with such obligations by one party, without the express written permission of the other PARTY, shall enable the immediate termination of this Agreement with the appropriate penalties and without prejudice to liability for the losses and damages proven to be caused to the Party and/or third parties, and the criminal liability to which its administrators will be liable for breach of confidentiality.

12.5. The Receiving Party shall be obliged to obtain the prior and express consent of the Disclosing Party for the eventual disclosure and/or publication of any reports, illustrations, interviews or details relating to the subject matter of this Agreement. If the Receiving Party is required by law, regulation, court order or government authorities empowered to disclose any Confidential Information, the Receiving Party shall immediately communicate to the Disclosing Party, in writing and prior to such disclosure, so that the Disclosing Party may seek a court order or other remedy from the appropriate authority that prevents disclosure. The Disclosing Party undertakes to cooperate with the Receiving Party in obtaining such court order or other remedy that prevents disclosure. The Disclosing Party also agrees that if the Disclosing Party fails to comply with the obligation to disclose the Confidential Information, it shall disclose only the Portion of the Confidential Information that is being legally required and that it will do its best to obtain reliable assurances that confidential treatment of the requested Confidential Information will be given confidentially.

12.6. The Parties undertake to keep and protect all documents made available within the strictest control, reliability and security regime, and shall be used solely and exclusively in strict compliance with and enforcement of the clauses and conditions set forth in this Agreement. The Parties shall apply to the custody and security of such documents the same degree of confidentiality and protection that would be expected in relation to the documents and information of their property and shall return them to the other Party immediately in the event of termination of this Agreement for any reason.

13. ANTI-CORRUPTION OBLIGATIONS

13.1. Each Party declares that it knows the terms of Brazilian anti-corruption and anti-bribery laws, including, but not limited to, Law No.: 12,846/2013 and that:

a)	adopts all necessary measures in accordance with good commercial practices in an ethical manner and in accordance with the applicable legal provisions, to prevent any fraudulent activity by you (including your shareholders, directors, directors and employees) and/or any suppliers, agents, lessors, sublocations and/or your employees with respect to the receipt of any resources from your suppliers and service providers, and it is certain that if you identify any situation that may affect your relationship with the other Party, you will give immediate notice to the other Party and take all necessary action;

b)	declares that you have not made or has promised to make, in connection with the operations provided for in the Agreement, or any other business transactions that are involved, any payment or transfer of funds, directly or indirectly, to any governmental authority or public official; any political party, party authority or official candidate; to any director, director, employee or representative of any effective or potential client; to any shareholder, board member, director and employee; or any other person or organization, if such payment or transfer represents a violation of the laws of the country in which it is made;

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c)	declares that it does not offer or agree to give any employee, agent, employee or agent any bonus, commission or other amount in any capacity as induction or reward for practicing, failing to practice, having performed any act to promote business by fraudulent or unlawful means and formalize contracts with suppliers and service providers; And

d)	undertakes to implement continuous improvements in effective controls in the prevention and detection of non-compliance with the Anti-Corruption Rules and the requirements set forth in this instrument.

14. COMPLIANCE AND LABOR RESPONSIBILITY

14.1. In addition to all obligations arising from laws applicable to this Agreement and those assumed by THE LESSOR in its other clauses, it is in particular obliged to:

14.1.1.	Provide labor required and qualified for the performance of services directly related to the subject matter of this Agreement;

14.1.2.	Execute the LESSEE's requests as set forth in this Agreement;

14.1.3.	Repair direct damages caused to the LESSEE and third parties, provided that proven their guilt for the performance of the object of the Contract;

14.1.4.	Provide an excellent level of service delivery for the provision of DGS, using the appropriate quality resources and technology;

14.1.5.	Observe all requirements related to labor laws, social security, assistance and security related to its personnel, assuming all obligations as sole employer and responsible, with total exemption from the LESSEE;

14.1.6.	Use, when providing services for the provision of DGS, specialized professionals and in sufficient numbers, and it is responsible for the full and exclusive responsibility for the full compliance with all legislation governing legal business, and that assigns it responsibility, with emphasis on the tax, civil, social security, labor and consumerist area. Moreover, always without prejudice to the determination of losses and damages, THE LESSOR is obliged to indemnify the LESSEE, for damages caused directly to the latter by the LESSOR itself or its agents, and also to indemnify / reimburse the LESSEE, for all legal and extrajudicial expenses that the LESSEE has arising from:

a)	judicial recognition of employment of its employees with the LESSEE or with any other company of the same economic group;

b)	indemnification/reimbursement to third parties, as a result of any damages caused by THE LESSOR or its agents, in the execution of its activities, or also due to the non-conformity of the products used and services provided;

c)	judicial recognition of the LESSEE's solidarity with the LESSOR, in the fulfillment of its labor and social security obligations or, also, with any other conglomerate company or the same economic group;

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d)	assessments drawn up by any federal, state and municipal agencies, due to the non-conformity of the services provided; And

e)	protests that the LESSEE has to propose because of securities issued without cause or that have generated collection in duplicate.

14.1.7.	Formally authorize, if necessary, that the LESSEE retains, to guarantee any payments to which it is obliged to the employees of the LESSOR or to reimburse itself for amounts to which it is entitled under this Agreement, any amount that is still entitled to LESSOR to receive;

14.1.8.	Immediately, after the written communication made to you by the LESSEE, any of its employees or agents whose permanence is deemed inconvenient in relation to the performance of the Contract, either by hygiene standards or by any other internal norm of the LESSEE;

14.1.9.	Keep, on a permanent basis at the disposal of the LESSEE, a suitable agent duly qualified, with sufficient powers to represent it in everything that relates to the contracted services;

14.1.10.	Enforce the tenant's internal regulations and LESSEE safety regulations, including those for fire prevention and firefighting;

14.1.11.	Provide, at the beginning of the performance of the Contract, and keep updated until the expiration of the Contract, updated relationship with the name, ID and photo of its employees and agents authorized to have access to the units of the LESSEE;

14.1.12.	Assume full responsibility for any faults or damages caused, intentionally or culpably, by its contractors, representatives, agents and employees, to the property of the DGS site, as well as that of its employees, customers and/or third parties, during the execution of the Contract;

14.1.13.	Bear the costs of feeding and transporting your staff;

14.1.14.	Present, when requested by the LESSEE, under penalty of suspension of payment, all proof of collection of taxes, as well as tax, social security and land contributions related to its employees involved in the execution of the Contract, as well as issue payrolls and collection guides in a different way, enabling the identification of its employees who are executing the Contract;

14.1.15.	Require that its employees, agents and employees at your service only remain in the premises of LESSEE duly uniformed and / or identified. Provide, control and require the use of uniforms and/or identification and personal protective equipment (PPE) to its employees, pursuant to NR-6 of the Ministry of Labor and provide a copy of training certificates where applicable;

14.1.16.	Respect and ensure that its employees respect the internal rules and regulations of the Contractor, ensuring its discipline, complying with the rules of surveillance and providing the withdrawal of any employee whose permanence is considered undesirable;

14.1.17.	Present, if applicable, documentation of the Environmental Risk Prevention Program - PPRA, Occupational Health Medical Control Program - PCMSO and the Occupational Health Certificate - ASO of each employee of the LESSOR, according to NR 7

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15. OF THE GENERAL PROVISIONS

15.1. Nothing in this Agreement shall be construed as creating any corporate, labor or tax relationship between the Parties or their representatives.

15.2. This Agreement is entered into in an irrevocable and irrevocable manner, obliging the Parties, as well as their successors and assigns to any title. The Parties and their successors and assigns shall fully comply with the obligations set forth in this Agreement in accordance with applicable rules.

15.3. The declared nullity of any of the clauses or conditions herein agreed shall not result in the invalidity of this Agreement, which shall remain valid and enforceable in all its other terms and conditions. If the alluded illegality, invalidity or unenforceability is of a temporary nature, the device reached shall have its effects suspended until such time as the conflict with applicable law ceases. However, if the alluded illegality, invalidity or unenforceability is of a permanent nature, the Parties, by mutual agreement, shall herein provide a new provision to replace the previous one and preserve the content of the Clause or condition in question.

15.4. The Parties adjust to each other the mutual non-exclusive in relation to the subject matter of this Agreement, except for the LESSEE's Consumer Units listed in Annex I, for which the Parties shall be exclusive in relation to the subject matter of this Agreement.

15.4.1.	The Parties agree that the list of the LESSEE's consumer units listed in Annex I may be changed at any time, provided that (i) notified to the LESSOR at least 90 (ninety) days in advance, (ii) the new consumer units are in the concession area of the local concessionaire corresponding to the localities where the DGS are located, (iii) the average consumption level of all the tenant's consumer units LESSEE is maintained or reduced or increased in the proportion of up to 20% (twenty percent) and (iv) is regulatorily possible.

15.5. This agreement does not represent a relationship between the Parties of a labor, representative, joint venture, fact or law company, consortium or any other nature.

15.6. Any notice or other communication from one Party to the other related to the Agreement shall be made in writing, in Portuguese, and shall be deemed delivered if sent by registered mail, e-mail (e-mail), in any case with formal proof of receipt, at the addresses mentioned by them in the preamble to the Agreement, or to the addresses that, in the future, will expressly indicate.

15.7. LESSOR expressly acknowledges that it may not, either by itself or by its directors, employees or agents, sign any document or assume obligations on behalf of the LESSEE or use its brand without proper authorization.

15.8. It is expressly and irrevocably established that the Parties' failure to exercise any rights or powers assisting them under this Agreement, or the tolerance for delays in fulfilling obligations, shall not characterize or affect those rights or powers, which may be exercised at any time and shall not alter the conditions agreed forth in this Agreement.

15.9. The Agreement is recognized by the Parties as an enforceable title, in the form of Article 784, item III, of the Code of Civil Procedure, for the purpose of collecting the amounts due.

15.10. This Agreement shall be governed by and construed by the laws of the Federative Republic of Brazil.

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15.11. THE LESSOR and THE LESSEE appoint as responsible for the purposes of managing this Agreement, respectively:

If for the LESSEE, the mailing address will be: operacionalcs@casshopping.com.

If for the LESSOR, the mailing address will be: luiz@alexandria.solar and brandao@alexandria.solar..

15.12. This Agreement is for the sole and exclusive benefit of the Parties, their respective successors and authorized assigns, and this Agreement shall not confer upon any third party any prerogative, power, cause of action or right.

15.13. No change to the terms of this AGREEMENT shall take effect unless it is made in writing and signed by each PARTY.

15.14. This AGREEMENT constitutes the entire agreement of the Parties and annuls and supersedes any prior agreements and documents between the Parties, verbal or written, in relation to the same matter and objects treated herein.

15.15. During the course of the term of this AGREEMENT and in relation to its compliance, all statements shall be expressed in writing, regardless of the silence of the Parties in accordance with any term and/or condition that wishes to apply to it.

15.16. Neither Party may claim ignorance or non-receipt of any communication that has been addressed and addressed in the manner provided for above, and it is certain that none of them may claim ignorance if, having changed addresses, it has not notified the other of such circumstances and the new address.

16. FORUM OF ELECTION

16.1. The PARTIES freely elect the Central Forum of the District of the State of Rio de Janeiro, Brazil, to the exclusion of any other, however privileged it may be, to resolve any conflicts and displeasures arising from this instrument.

And, because they are so fair and contracted, the Parties conclude this Agreement and its Annexes in 02 (two) copies of equal content, in the presence of the two witnesses undersigned.

Rio de Janeiro, May 12, 2020. 1

LESSEE:

Name: Position:	Name: Position:

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LESSOR:

Name: Position:	Name: Position:

LESSEE'S WITNESS:	LESSOR WITNESS:

Name: CPF: RG:	Name: CPF: RG:

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Annex I - List of the LESSEE's consumer units that will be served by the DGS according to the rules stipulated in this Agreement.

Unidade Consum idora	Código do Cliente	Código da Instalação	Medidor	Tipo de Fornecim ento	Subgrupo/Modalidade Tarifária	Classe/Subclasse

1		400039535	8369287			Comercial/Administração

2		400039551	7266532

3	20000093	400039543	7267206	Trifásico	BT/Demais Classes - B3

4		400039586	7267207

5		400039560	7268393			Condominial

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Annex II - Technical Specification of DGS.

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Annex III - Certificate of the RGI of the Property.

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